                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


     REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16  OF
                      THE SECURITIES EXCHANGE ACT OF 1934

      FOR QUARTER ENDED JUNE 30, 1997 COMMISSION FILE NUMBER 001-11145

                       BIOVAIL CORPORATION INTERNATIONAL
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                     FORM 20-F  X              FORM 40-F __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES ___                          NO _X_

                       BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                     INDEX

PART 1.   FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, JUNE 30, 1997 AND
     DECEMBER 31, 1996...................................................... 1

CONSOLIDATED STATEMENTS OF INCOME
     FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996........................ 2

CONSOLIDATED STATEMENTS OF CASH FLOW
     FOR THE SIX MONTHS ENDED JUNE, 1997 AND 1996........................... 3

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS.................................................................. 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS.............................................. 6

PART II.  OTHER INFORMATION..................................................8

       (ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS
                           UNLESS OTHERWISE STATED.)

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                  JUNE 30,            DECEMBER 31,
                                                                   1997                  1996
                                                                -----------           -----------
                                                                (UNAUDITED)
                     ASSETS
Current
 Cash and short-term deposits                                     $ 6,774                $ 4,526
 Accounts receivable                                               21,442                 10,364
 Inventories                                                        8,969                  8,134
 Executive stock purchase plan loans (Note 3)                       2,573                  2,512
 Deposits and prepaid expenses                                      3,169                  1,063
                                                                  -------                -------
                                                                   42,927                 26,599
 Fixed Assets                                                      25,232                 24,819
 Other Assets                                                       7,423                  7,188
                                                                  -------                -------
                                                                  $75,582                $58,606
                                                                  =======                =======
                  LIABILITIES
Current
 Bank indebtedness  (Note 5)                                      $ 9,332                $     -
 Accounts payable                                                   3,914                  5,468
 Accrued liabilities                                                4,909                  1,738
 Income taxes payable                                                 846                    808
 Customer prepayments                                               1,173                  6,681
 Current portion of long-term debt                                  1,956                  2,298
                                                                  -------                -------
                                                                   22,130                 16,993
Long-term Debt                                                      3,659                  4,670
                                                                  -------                -------
                                                                   25,789                 21,663
                                                                  -------                -------
              SHAREHOLDERS' EQUITY
Share capital                                                      14,847                 14,614
Retained earnings                                                  35,340                 22,712
Cumulative translation adjustment                                    (394)                  (383)
                                                                  -------                -------
                                                                   49,793                 36,943
                                                                  -------                -------
                                                                  $75,582                $58,606
                                                                  =======                =======

   The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
           (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN
                           THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED                    SIX MONTHS, ENDED
                                                          JUNE 30,                              JUNE 30,
                                               -----------------------------         -----------------------------
                                                   1997               1996               1997               1996
                                               ----------         ----------         ----------         ----------
REVENUE
 Contract                                         $ 1,419            $ 1,190            $ 2,159            $ 2,344
 Manufacturing                                     15,247             15,160             28,537             27,901
 Royalty and  licensing                             1,784              1,991              4,146              4,332
                                               ----------         ----------         ----------         ----------
                                                   18,450             18,341             34,842             34,577
                                               ----------         ----------         ----------         ----------
EXPENSES
 Cost of contract revenue                             710                950              1,194              1,876
 Cost of manufactured goods sold                    3,858              6,244              8,181             11,696
 Research and product development                   2,300              1,980              5,365              4,015
 Selling, general and administrative                4,078              3,317              6,725              6,254
                                                   10,946             12,491             21,465             23,841
                                               ----------         ----------         ----------         ----------
OPERATING INCOME                                    7,504              5,850             13,377             10,736
INTEREST INCOME (EXPENSE), NET                        (51)               151                (66)               321
                                               ----------         ----------         ----------         ----------
INCOME BEFORE INCOME TAXES                          7,453              6,001             13,311             11,057
PROVISION FOR INCOME TAXES                            375                239                683                620
                                               ----------         ----------         ----------         ----------
NET INCOME                                        $ 7,078            $ 5,762            $12,628            $10,437
                                               ==========         ==========         ==========         ==========
EARNINGS PER SHARE (NOTE 6)                       $  0.28            $  0.23            $  0.50            $  0.41
                                               ==========         ==========         ==========         ==========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                      25,435,000         25,346,000         25,435,000         25,346,000
                                               ==========         ==========         ==========         ==========

   The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        (All dollar amounts are expressed in thousands of  U.S. dollars)
                                  (Unaudited)

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                    ---------------------------
                                                                      1997               1996
                                                                    -------             -------
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
 Net income for the period                                         $ 12,628             $10,437
 Depreciation and amortization                                        1,431                 993
                                                                   --------             -------
                                                                     14,059              11,430
Change in non-cash operating items (Note 2)                         (17,946)             (9,350)
                                                                   --------             -------
                                                                     (3,887)              2,080
                                                                   --------             -------
INVESTING
 Additions to fixed assets, net                                      (1,703)             (3,351)
 Increase in other assets                                              (495)                  -
                                                                   --------             -------
                                                                     (2,198)             (3,351)
                                                                   --------             -------
FINANCING
 Issuance of share capital                                              337                  99
 Increase in long-term debt                                               -                 249
 Reduction in long-term debt                                         (1,304)               (737)
                                                                   --------             -------
                                                                       (967)               (389)
                                                                   --------             -------
EFFECT OF EXCHANGE RATE
CHANGES ON CASH                                                         (32)               (727)
                                                                   --------             -------
DECREASE IN CASH                                                     (7,084)             (2,387)
CASH, BEGINNING OF PERIOD                                             4,526              24,323
                                                                   --------             -------
(BANK INDEBTEDNESS) CASH, END OF PERIOD                            $ (2,558)            $21,936
                                                                   ========             =======
REPRESENTED BY
 Cash and short-term deposits                                      $  6,774             $21,936
 Bank indebtedness (Note 5)                                          (9,332)                  -
                                                                   --------             -------
                                                                   $ (2,558)            $21,936
                                                                   ========             =======

   The accompanying notes are an integral part of the consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S DOLLARS)
                                  (UNAUDITED)



1.   SIGNIFICANT ACCOUNTING POLICIES

     Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods.

     Certain of the 1996 figures have been reclassified to conform to the 1997 presentation.

     For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1996.

     In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.


2.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL


                                                  Six Months ended June 30,
                                                        (In Thousands)
                                                  -------------------------
                                                    1997             1996
                                                  --------         -------
Accounts receivable                               $(11,089)        $(2,191)
Inventories                                           (834)         (3,456)
Executive stock purchase plan loans                    (63)              -
Deposits and prepaid expenses                       (2,106)           (593)
Accounts payable and accrued liabilities             1,615           2,922
Income taxes payable                                    38             (61)
Customer prepayments                                (5,507)         (5,971)
                                                  --------         -------
                                                  $(17,946)        $(9,350)
                                                  ========         =======

3. EXECUTIVE  STOCK PURCHASE PLAN LOANS

     Executive stock purchase plan loans as at June 30, 1997 consist of loans of $2,573,000 made to finance the acquisition of shares of the Company on the open market by executive officers. These loans are secured by the shares, bear interest at 1/4% over the bank prime rate, equal to the Company's rate for borrowings, and are due on December 31, 1997.

4.   LITIGATION

     From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.


5.   BANK INDEBTEDNESS

     The Company has available lines of credit of $45,000,000 for short-term financing with a Canadian chartered bank of which $9,332,000 was utilized as at June 30, 1997


6.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The items included in the table below give rise to differences in earnings per share under generally accepted accounting principles in the United States ("U.S. GAAP").


                                                                                  Six Months ended March 31,
                                                                             (In Thousands except per share data)
                                                                                 -----------------------------
                                                                                  1997                  1996
                                                                                 -------               -------
Net income under U.S. and Canadian GAAP                                          $12,628               $10,437
                                                                                 =======               =======
Earnings per share under U.S. GAAP                                                 $0.47                 $0.39
                                                                                 =======               =======
Weighted average number of common shares outstanding under US. GAAP               26,891                26,763
                                                                                 =======               =======

There are no differences between shareholders' equity determined under Canadian and U.S. GAAP at either June 30, 1997, or December 31, 1996.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

OVERVIEW

The Company derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies;
(ii) manufacturing  such products for sale to licensees and wholesalers; and
(iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for the six months ended June 30, 1997 were $34,842,000 compared with $34,577,000 in the comparable period in 1996. While the 1997 revenue increase was small, a sales mix change with respect to Tiazac(R) resulted in a larger improvement in manufacturing margins and net income, as described below. As a result, net income for the first six months of 1997 of $12,628,000 represented a 21% improvement over net income of $10,437,000 in the comparable period in 1996.

Revenue realized by the Contract Research Division (the "CRD") from third-party customers was $2,159,000 in the six months ended June 30, 1997, compared to $2,344,000 in the comparable period in 1996. Revenues decreased in the first six months of 1997 as a result of the CRD having performed more services for Biovail and fewer services for third parties. The operating margin on the CRD's services to third parties was 45% in the six months ended June 30, 1997, compared to 20% in the comparable period in 1996 as a result of cost reductions and a more profitable mix of services.

Manufacturing revenues of $28,537,000 were generated on sales of Tiazac(R) in the six months ended June 30, 1997, compared to $27,901,001 in the comparable period in 1996. In the six months ended June 30, 1997, U.S. "trade sales" (sales other than sample sales) were approximately 80% of total unit sales as compared to only 40% in the comparable period in 1996. Trade supplies are sold at a slightly higher price than sample sales and also have a lower cost of manufacture due to lower packaging and labor costs, resulting in a higher margin for trade sales. In addition, the Company launched Tiazac(R) in Canada in 1997, accounting for approximately 20% of total manufacturing revenues in
the first six months of 1997.   Canadian sales are at a higher margin than U.S.
sales due to the direct sale by the Company's distribution subsidiary, Crystaal Corporation ("Crystaal"), as opposed to U.S. sales, which are made through a third-party distributor. As a result of the higher percentage of trade sales, launch of Tiazac(R) in Canada and improved manufacturing efficiencies, the manufacturing margin increased to 71% in the first six months of 1997, as compared to 58% in the comparable period in 1996.

Royalty revenue, net of royalty expenses, totaled $4,146,000 in the six months ended June 30, 1997, compared to $4,332,000 in the comparable period in 1996. Net royalty revenues decreased relative to the first six months of 1996 as a result of royalties paid to Galephar on Canadian Tiazac(R) sales by Crystaal in the first six months of 1997.

Research and product development expenditures were $5,365,000 in the six months ended June 30, 1997, an increase from $4,015,000 in the comparable period in 1996, reflecting significant activity on the development of pipeline products.

Selling, general and administrative costs were $6,725,000 in the six months ended June 30, 1997, an increase from $6,254,000 in the comparable period in 1996, primarily as a result of promotional costs related to the launch of Tiazac(R) in Canada.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 1997, the Company's working capital was $20,797,000 compared to $9,606,000 at December 31, 1996 which represented a working capital ratio of 1.9:1 as compared to 1.6:1 respectively.

The Company had negative cash flow of $3,887,000 in the six months ended June 30, 1997, compared to positive cash flow of $2,080,000 in the comparable
period in 1996.   Cash generated from operations was $14,059,000 and
$11,430,000 in the six months ended June 30, 1997 and 1996, respectively. Working capital requirements in 1997 exceeded the cash flow generated from operations.

For the first six months of 1997 and 1996, cash flow from investing activities was $2,198,000 and $3,351,000 respectively, in each case, representing primarily additions to fixed assets.

In the six months ended June 30, 1997, $1,304,000 of long-term debt was repaid and proceeds of $337,000 were received from the issuance of common shares. In the comparable period in 1996, net long-term debt repayments were $488,000, and proceeds of $89,000 were received from the issuance of common shares.

Exchange rate changes on foreign cash balances resulted in a reduction of cash of $32,000 in the six months ended June 30, 1997, compared to a reduction of $727,000 in the comparable period in 1996.

As a result of the foregoing, the Company's cash as of June 30, 1997, was $6,774,000, compared to $4,526,000 and $21,936,000, at December 31, 1996 and
June 30, 1996, respectively.

The Company's total long-term debt was $5,615,000 as at June 30, 1997 compared to $6,968,000 at December 31, 1996 and $9,694,000 at June 30, 1996. In
addition, the Company has available lines of credit aggregating $45,000,000 for short-term financing, of which $9,332,000 was utilized as at June 30 , 1997, and none was utilized as of December 31, 1996.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital or sources of financing, at acceptable terms, will be sufficient to sustain the Company's ongoing operational requirements or its growth objectives.

INFLATION

Inflation has not had a material impact on the Company's operations.

                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION

1.   OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1997 second quarter are attached as the following exhibits:

     a) On April 15, 1997, the Company announced it has received approval from the Health Protection Branch to market Tiazac(R) in Canada, to be marketed by a newly created wholly-owned subsidiary CRYSTAAL Corporation.

     b) On April 28, 1997, the Company reported its 1997 First Quarter Financial results, confirmed the ANDA filing for Generic Cardizem CD in the U.S.; and the signing of European Licensing Agreements for Tiazac(R).

     c) On April 30, 1997, the Company confirmed the ANDA filing for Generic Verelan in the U.S.

     d) On July 24, 1997, the Company reported its 1997 Second Quarter and Six Month Financial Results.

2.   LEGAL PROCEEDINGS

     For detailed information concerning legal proceedings, reference is made to
     Note 4 in the financial statement contained as part hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               Biovail Corporation International





August 5, 1997                      By  /s/ Robert A.Podruzny
                                        ----------------------------
                                        Robert A. Podruzny
                                        Vice President, Finance and
                                        Chief Financial Officer